Exhibit 3.23

State of Delaware

Certificate of Merger of a Foreign Limited Liability Company

into a Domestic Limited Liability Company

Pursuant to Title 6, Section 18-209 of the Delaware Limited Liability Company Act. First: The name of the surviving Limited Liability Company is NGL Supply Retail, LLC, a Delaware Limited Liability Company.

Seconds: The name of the Limited Liability Company being merged into this surviving Limited Liability Company is NGL Supply Retail, LLC. The jurisdiction in which this Limited Liability Company was formed is Oklahoma.

Thirds: The Agreement of Merger has been approved and executed by both Limited Liability Companies.

Fourth: The name of the surviving Limited Liability Company is NGL Supply Retail, LLC.

Fifth: The executed agreement of merger is on file at 6120 S. Yale Ave., Ste 805, Tulsa, OK 74136, the principal place of business of the surviving Limited Liability Company.

Sixth: A copy of the agreement of merger will be furnished by the surviving Limited Liability Company on request, without cost, to any member of the Limited Liability Company or any person holding an interest in any other business entity which is to merge or consolidate.

Seventh: This Certificate shall be effective as of 10:45 a.m. Eastern Daylight Time on October 12, 2010.

IN WITNESS WHEREOF, said Limited Liability Company has caused this certificate to be signed by as authorized person, this 12th day of October, A.D., 2010.

By:	/s/ Brian K. Pauling
Authorized Person

Name:	Brian K. Pauling
Print or Type